Exhibit 99.2

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Agreement”) is entered into as of June 21, 2023 (the “Termination Date”) by and among the following parties (each a “Party” and collectively, the “Parties”):

(1)	AirNet Technology Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”);

(2)	Mr. Herman Man Guo, a Chinese citizen with passport number E89268785;

(3)	Mrs. Dan Shao, a Chinese citizen with passport number E81428582;

(4)	Unistar Group Holdings Ltd., a private company limited by shares incorporated in the British Virgin Islands (the “Unistar”); and

(5)	Northern Shore Group Limited, a private company limited by shares incorporated in the British Virgin Islands (the “Northern Shore”).

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Investment Agreement (as defined below).

RECITALS

WHEREAS, the Company, Mr. Herman Man Guo, Mrs. Dan Shao and Unistar entered into an investment agreement dated as of April 6, 2022 (the “Investment Agreement”), pursuant to which the Company shall issue and allot an aggregate of (1) 177,953,891 ordinary shares of the Company with par value of US$0.001 per share (the “Shares”) (the “Subscribed Shares”) and (2) warrants to purchase 117,805,476 newly issued Shares (the “Warrants,” together with the Subscribed Shares, the “Subscribed Securities”) by way of warrant agreements in the forms attached to the Investment Agreement, to Unistar and Northern Shore in the respective allocations as set out against their respective names in the Investment Agreement;

WHEREAS, the Company has (1) issued 137,293,796 Shares to Unistar and 40,660,095 Shares to Northern Shore on April 6, 2022; and (2) entered into a warrant agreement (the “Warrant Agreements”) dated April 7, 2022 with each of Unistar and Northern Shore, pursuant to which (a) Unistar is entitled to subscribe from the Company for up to 82,463,834 fully paid and nonassessable Shares and (b) Northern Shore is entitled to subscribe from the Company for up to 35,341,642 fully paid and nonassessable Shares.

WHEREAS, pursuant to the share consolidation (the “Share Consolidation”) effective on December 9, 2022, every 40 of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the share capital of the Company were consolidated into one share of the same class of par value of US$0.04 each.

WHEREAS, the Computer Servers in consideration of the issuance of Subscribed Securities have not been delivered and transferred by Unistar to the Company and certain conditions to the Closing under the Investment Agreement have not been satisfied and therefore, the Closing has not occurred as of the date of this Agreement.

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WHEREAS, the Company, Mr. Herman Man Guo, Mrs. Dan Shao and Unistar desire to terminate the Investment Agreement in accordance with Section 7.01(a) thereof as more fully set forth herein.

NOW THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMINATION

1.	Termination of the Investment Agreement. In accordance with Section 7.01(a) of the Investment Agreement, the Company and Unistar hereby agree by mutual written consent to terminate the Investment Agreement, effective as of the Termination Date. Pursuant to and in accordance with Section 7.02 of the Investment Agreement, the Investment Agreement shall become null and void (except as expressly set forth in Section 7.02 thereunder), and there shall be no liability on the part of Unistar or the Company or their respective directors, officers and Affiliates in connection with Investment Agreement, except that no such termination shall relieve any party from liability for damages to another party (i) resulting from fraud, or (ii) for any breach of the Investment Agreement occurring prior to termination.

2.	Repurchase of the Subscribed Shares. The Company shall repurchase 3,432,345 ordinary shares and 1,016,502 ordinary shares (collectively, the “Repurchased Shares”) of the Company with par value of US$0.04 each from Unistar and Northern Shore at par, respectively, which Repurchased Shares represent the Subscribed Shares following and as a result of the Share Consolidation. Unistar and Northern Shore shall pay the par value of the Repurchased Shares to the Company, by way of delivery of one or more promissory notes (the “Promissory Notes”), prior to the completion of the repurchase of such Repurchased Shares, so that the Repurchased Shares shall be credited as and deemed to be fully paid (as to their par value). The payment of the repurchase price payable by the Company to Unistar and Northern Shore shall be satisfied by the Company releasing Unistar and Northern Shore and discharging them from their obligations to pay the Promissory Notes. Each of Unistar and Northern Shore further agrees to deliver or have delivered (as the case may be) to the Company the relevant share certificates for preparation of new share certificates for the balance of shares (if applicable).

3.	Termination and Cancellation of the Warrants. The Parties acknowledge and agree that, effective as of the Termination Date, each of the Warrants and the Warrant Agreements shall be terminated and cancelled in full and rendered null and void without any further action on the part of the Company and Unistar and/or Northern Shore (as the respective Warrantholders), and none of the provisions thereof shall be of any further force or effect, including provisions thereof, as the case may be, that by their terms would otherwise have survived such termination. The Warrantholders shall return the original Warrants for cancellation by the Company on the Termination Date. The Warrantholders acknowledge and agree that, as of the Termination Date, they shall have no surviving right, title or interest in or to the Warrants, any Shares issuable thereunder or any other option, warrant, right or interest to acquire any equity of the Company.

4.	Public Announcements. Before making any press release, public announcement or communication with respect to this Agreement, the Party (or its Representative) making such press release or public announcement or communication, unless and to the extent prohibited by applicable Law, shall reasonably consult with the other Party and provide it with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith.

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5.	Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles. Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

6.	Costs and Attorney’s Fees. The Parties shall each be responsible for their own attorney’s fees, costs, and expenses incurred by them prior to the Termination Date in connection with matters described herein, including the preparation, negotiation, and drafting of this Agreement, and waive any and all claims against the other Party for recovery of the same.

7.	Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and may be amended or superseded only by a writing executed by the Parties hereto.

8.	Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.	Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

AIRNET TECHNOLOGY INC.

By	/s/ Dan Shao
Name:	Dan Shao
Title:	Chief Executive Officer

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

MR. HERMAN MAN GUO

By	/s/ Herman Man Guo
Name:	Herman Man Guo

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

MRS. DAN SHAO

By	/s/ Dan Shao
Name:	Dan Shao

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

UNISTAR GROUP HOLDINGS LTD.

By	/s/ Rui Du
Name:	Rui Du
Title:	Authorized Signatory

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

NORTHERN SHORE GROUP LIMITED

By	/s/ Zhichao Li
Name:	Zhichao Li
Title:	Authorized Signatory

[Signature Page to Termination Agreement]